Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. Suite 800 – 1055 Dunsmuir Street PO Box 49088 Vancouver, British Columbia V7X 1G4
Item 2	Date of Material Change March 31, 2017
Item 3
News Release
The news release dated March 31, 2017 was disseminated through CNW Group and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and with the U.S. Securities and Exchange Commission on EDGAR.

Item 4
Summary of Material Change
On March 31, 2017, Silver Standard Resources Inc. (“Silver Standard”) entered into the tax moratorium system in Argentina to resolve the dispute regarding the application of export duties on its Pirquitas mine. Under the conditions of the moratorium, which converts the tax liability to Argentine pesos (“ARS”), Pirquitas has agreed to pay approximately ARS 1 billion with 5% paid upon entry and the balance in equal installments over 60 months. Outstanding ARS amounts are subject to interest at a rate of 1.5% per month. Upon completion of these payments all liabilities related to historical export duties and interest will be extinguished. Resolving the export duty dispute provided Silver Standard with the certainty required to exercise its option on the Chinchillas project to form a joint venture with Golden Arrow Resources Corporation (“Golden Arrow”).

Item 5	Full Description of Material Change

On March 31, 2017, Silver Standard entered into the tax moratorium system in Argentina to resolve the dispute regarding the application of export duties on its Pirquitas mine. Under the conditions of the moratorium, which converts the tax liability to ARS, Pirquitas has agreed to pay approximately ARS 1 billion with 5% paid upon entry and the balance in equal installments over 60 months. Outstanding ARS amounts are subject to interest at a rate of 1.5% per month. Upon completion of these payments all liabilities related to historical export duties and interest will be extinguished.

Pirquitas entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) (“Customs”) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs asserted that the Pirquitas mine was subject to this duty. Silver Standard challenged the legality of the export duty applied to silver concentrate, thereby accruing a provision for the export duty on silver concentrate of U.S.$67.1 million as of December 31, 2016. The entry into the moratorium resolves this long-standing dispute. The Argentine government removed export duties on mineral concentrates in February 2016.
Resolving the export duty dispute provided Silver Standard with the certainty required to exercise its option on the Chinchillas project and form a joint venture with Golden Arrow for the development of the property. The joint venture will be comprised of Silver Standard's Pirquitas property and Golden Arrow’s Chinchillas property and will be owned on a 75%/25% basis by each company, respectively, with Silver Standard as the operator.
Subject to permitting and closing of the transaction, Silver Standard has approved a development decision on the Chinchillas project and expects construction to begin in the third quarter of 2017 with ore delivery to the Pirquitas mill expected in the second half of 2018.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Kelly Stark-Anderson Vice President, Legal and Corporate Secretary +1 (604) 484-8217
Item 9	Date of Report Dated at Vancouver, British Columbia, this 6th day of April, 2017.